October 29, 2020 VIA EDGAR AND OVERNIGHT MAIL	Lillian Brown +1 202 663 6743 (t) +1 202 663 6363 (f) lillian.brown@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted September 2, 2020

CIK 0001815103

Ladies and Gentlemen:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission in a letter dated October 6, 2020 (the “Comment Letter”), relating to the Company’s proposed offering of membership interests by certain series registered under the Company pursuant to an offering statement on Form 1-A (the “Offering Statement”), as amended. The responses provided are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is concurrently confidentially submitting an amendment to the Offering Statement (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No. 1 to Draft Offering Statement on Form 1-A

General

1. We note your response to comment 1. Please clarify if you intend to provide information about the properties on the Landa Mobile App that will not also be disclosed in the offering circular prior to qualification. For example, we note disclosure on page 60 directs potential investors to review information that is available elsewhere, such as on the Landa Mobile App, in addition to the offering circular and any supplements thereto as well as your disclosure regarding additional sales materials on page 61. To the extent there will be information not disclosed in the offering circular, please identify such information and provide us with your analysis as to why it is not material to investors.

Response to Comment No. 1

The Company confirms that all material information will be disclosed in the offering circular prior to qualification. In this regard, and in response to the Staff’s comment, the Company has revised the section entitled “Description of the Properties” beginning on page 39 of the Amended Offering Statement to include additional information about the eight (8) properties (each a “Property,” and collectively, the “Properties”) underlying the registered series of the Company (each, a “Series,” and collectively, the “Series”), including Property appraisals and a description of each Property. In addition, the Company will file screenshots of the applicable Property Pages on the Landa Mobile App as exhibits to the Offering Statement, as well as all material documents and information relating to each Property, including deeds, appraisals, settlement statements, inspection reports and tax documents, to the extent such documents are available . Therefore, there will be no information on the Property Pages (or otherwise in the Landa Mobile App) that is not disclosed in the offering circular or within exhibits to the Offering Statement.

October 29, 2020

2. We note that you discuss the potential secondary trading of your securities through a "Secondary Trading Platform." Please revise to discuss the status of such platform in more detail. For example, please clarify if you have identified a registered broker-dealer as referenced on the cover page of your offering circular.

Response to Comment No. 2

The Company intends to permit users that are registered on the Landa App to resell shares to other registered users through a secondary trading platform, which is expected to be operated by an independent third-party broker-dealer engaged by Landa Holdings, Inc., as the manager. The Company is currently in active discussions with a third-party registered broker-dealer (the “Broker Dealer”) that maintains an alternative trading system and will provide broker dealer services in connection with any secondary trading platform. The Company has included revised language on the cover page and throughout the Amended Offering Statement accordingly and, once the Company has entered into an agreement with the Broker Dealer, the Company will file an amendment to the Amended Offering Statement to include, among other things, the identity of the Broker Dealer, any additional information about the secondary trading platform, any fees associated with maintaining the secondary trading platform, and any material agreements.

Risk Factors

The COVID-19 pandemic has adversely affected and may further adversely affect our business, page 16

3. We note your response to comment 3. Please identify the properties that have been adversely affected. In addition, with respect to the two tenants who were granted waivers for late fees, please clarify if the waiver only applied to the late fees associated with a late payment and whether the tenants were able to eventually pay rent for the months affected.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the risk factors entitled “The COVID-19 pandemic has adversely affected and may further adversely affect our business” and “Properties that have significant vacancies could be difficult to sell, which could diminish the return on these Properties” on pages 14 and 16 of the Amended Offering Statement respectively, to identify the Properties that have been adversely affected, clarify that the waivers only applied to the late fees associated with a late payment, and state whether the tenants were able to eventually pay rent for the months affected.

Description of the Properties, page 43

4. It appears that you are projecting an initial dividend amount. Please revise your filing to include a distribution table for each property.

Response to Comment No. 4

In response to the Staff’s comment, the Company has included a “Distribution Policy” section beginning on page 47 of the Amended Offering Statement that includes a distribution table representing calculations for each Property.

October 29, 2020

Financial Statements, page F-1

5. We note your response to comment 5 that you will include Company-level audit opinions. We further note your response states that you will obtain one audit opinion covering the combined financial statements in total and for each series listed in the financial statements. Please clarify whether you anticipate obtaining an audit opinion for the Company only or an audit opinion for the Company and each series. In your response, please also clarify whether in preparing these reports, your auditor will assess materiality at the Company level and at the separate series level.

Response to Comment No. 5

The Company anticipates obtaining an audit opinion for the Company’s financial statements including the Series’ financial statements included therein, in which the Company’s independent auditor will assess materiality at the Company level and at the separate Series level.

6. We note your response to comment 6 and your revisions to the filing, please address the following with respect to the eight properties acquired in July 2020.

●	Please clarify whether or not these properties were managed by Landa Holdings LLC while they were owned by Landa Properties LLC, and if so, please clarify if the terms of the management agreement were the same while owned by Landa Properties LLC and while owned by you.

●	Please tell us the leasing, management, and development activities that the management company has performed since the acquisition of these eight properties from the third party sellers.

●	Please clarify whether any mortgage debt was assumed by Landa Properties, LLC, in connection with the purchase of the eight properties from third parties, and clarify whether you assumed any mortgage debt when you acquired these properties from Landa Properties, LLC.

●	Please tell us what efforts have been made to obtain financial statements or other financial information from the third-party sellers of the eight properties for the periods prior to the acquisition of these properties by Landa Properties, LLC.

●	Please tell us what expenses are included in your pro forma statements of operations and what expenses are included in your historical statements of revenues and certain operating expenses of the eight properties, and please tell us if there are any expense items that are excluded from your historical statements of revenues and certain operating expenses that will be comparable to future operations.

●	Please clarify if you will record the properties at the same basis that Landa Properties LLC recorded them upon acquisition from the third party sellers.

Response to Comment No. 6

The Company confirms that prior to the acquisition by Landa App LLC, the Properties were managed by Landa Holdings, Inc. for the period that such Properties were owned by Landa Properties LLC, and the terms of the management arrangements were substantially the same as the terms of the management agreements by and between Landa App LLC and each of the Series.

October 29, 2020

Between the acquisitions of the Properties by Landa Properties LLC in November 2019 and the acquisitions of the Properties by Landa App LLC in July 2020, Landa Holdings, Inc., through its personnel, marketed the Properties and solicited new tenants, performed day-to-day maintenance and made routine repairs to the Properties.

In connection with the acquisition of the Properties, Landa Properties LLC did not assume any mortgage debt from the third-party sellers. The Company also confirms that neither the Company, nor any Series, assumed any mortgage debt when it acquired the Properties from Landa Properties LLC.

Landa Holdings, Inc. (the manager of Landa Properties LLC, the Company and each Series) contacted a representative of the third-party sellers of the Properties and was informed that the sellers do not have historical financial information readily available. The Company does not believe that further efforts would result in obtaining historical financial information and, in any event, any information that might be obtained would be unreliable.

The operating expenses, as reflected in the Company’s pro forma Statement of Operations, include each Property’s Homeowners’ Association fees, insurance, taxes, and property management fees. Included in Other expenses was depreciation and mortgage interest expense. The historical financial statements include each Property’s operating expenses, as well as additional one-time expenses that resulted from the acquisition of the properties from Landa Properties LLC (e.g., fees associated with property assessments, legal, etc.). In preparing the historical financial statements, the Company did not include depreciation and mortgage interest on the Properties as the basis for calculating each expense adjusted as a result of the asset acquisition.

The Company confirms that it will record the Properties at the same basis that Landa Properties LLC recorded them upon acquisition from the third-party sellers.

7. We note your disclosure that you intend to acquire an additional 10 properties from Landa Properties LLC prior to qualification of this Offering Circular. Please provide additional details about the intended acquisition of these 10 properties, including, but not limited to, if you determined the acquisition of these 10 properties is probable. In your response, please tell us how you considered if this Offering Circular will or will not include series that hold these 10 properties in your assessment of probability.

Response to Comment No. 7

In response to the Staff’s comment, the Company advises that it no longer intends to acquire any of the additional ten (10) properties (the “LP Properties”) from Landa Properties LLC and therefore, no longer deems such acquisitions probable. In this regard, the Company confirms that it has not entered into, and is not currently party to, any agreement to acquire the LP Properties and that it is no longer contemplating such acquisitions. Title to each of the LP Properties is held by Landa Properties LLC. Accordingly, the Company has removed all references to the LP Properties in the Amended Offering Statement.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (202) 663-6743 or Neeraj Kumar at (732) 236-0910.

Sincerely,

/s/ Lillian Brown

cc:	Via E-mail

Yishai Cohen, Chief Executive Officer

Neeraj Kumar, Senior Corporate Counsel

Landa Holdings, Inc.

Bruce Roff, Partner

Daniel Laidlaw, Senior Manager

Marcum LLP